350 East Las Olas Boulevard, Suite 1750
Ft. Lauderdale, FL 33301-4268
Telephone: 954-991-5420
Facsimile: 844-670-6009
http://www.dickinsonwright.com

Clint J. Gage
CGage@dickinsonwright.com
954-991-5425

January 27, 2025

Eric McPhee

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Worthy Wealth, Inc.
Amended Offering Statement on Form 1-A
Filed October 7, 2024
File No. 024-12388

Dear Mr. McPhee:

We serve as counsel to Worthy Wealth, Inc. (the “Company”) and have been asked to provide this narrative response to your comment letter, dated November 5, 2024, on behalf of the Company. Where applicable, revisions have been made to the Company’s Amended Offering Statement, which has been filed as Amendment No. 9 (“Amendment 9”) to Offering Statement on Form 1-A (the “Offering Statement”). The Company responds as follows:

Amendment No. 8 to Form 1-A

General

1. We note your revisions in response to prior comment 1. Please further revise your disclosure to address clearly what will occur in the event you do not complete the acquisition including the risks that you may not complete the acquisition and the use of proceeds.

Response:

In Amendment 9 the Company has more prominently clarified that, in the event the Company fails to close the Acquisition, through either a failure to raise sufficient funds through the Offering, or otherwise, the Company’s intent is to use the proceeds from the Offering for other corporate purposes, including, but not limited to, organizing additional wholly owned subsidiaries of the Company to engage in business activities similar to those of WPB and WPB2, to further develop the Company’s technology capabilities, to fund and market the Company’s Worthy Education and Worthy Thrive projects, and for real estate investments under applicable exemptions from the Investment Company Act.

Very truly yours,

Clint J. Gage